UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐                No  ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 6, 2016, KNOT Offshore Partners LP (the “Partnership”) entered into a Series A Preferred Unit Purchase Agreement (the “Purchase Agreement”) with Offshore Merchant Partners Asset Yield Fund, L.P. (the “Original Purchaser”) to issue and sell in a private placement (the “Transaction”) $50 million of Series A Convertible Preferred Units (the “Series A Preferred Units”) at a price of $24.00 per unit (the “Issue Price”). On December 20, 2016, the Partnership and the Original Purchaser entered into an assignment and novation agreement pursuant to which the Original Purchaser assigned and transferred all of its rights, interests and obligations under the Purchase Agreement to OMP AY Preferred Limited, an affiliate of the Original Purchaser (the “Purchaser”). On February 2, 2017, the Partnership and the Purchaser entered into an amendment to the Purchase Agreement to permit the Partnership to sell, at any time prior to June 30, 2017, up to an additional $49 million of Series A Preferred Units.

In connection with the closing of the Transaction, on February 2, 2017 (the “Private Placement Closing Date”), the Partnership issued 2,083,333 Series A Preferred Units to the Purchaser. After deducting estimated fees and expenses, the net proceeds of the sale were approximately $48.5 million. The Partnership expects to use the net proceeds for general partnership purposes, which may include acquisitions, capital expenditures or the repayment of indebtedness. The Series A Preferred Units are a new class of security that rank senior to the Partnership’s common units (the “Common Units”) with respect to distribution rights and liquidation preference.

On the Private Placement Closing Date, the Partnership amended and restated its partnership agreement and executed the Second Amended and Restated Agreement of Limited Partnership of the Partnership (the “Second Amended and Restated Partnership Agreement”), which sets forth the rights, preferences, privileges and other terms relating to the Series A Preferred Units. A copy of the Second Amended and Restated Partnership Agreement is filed as Exhibit 3.2 to the Partnership’s Form 8-A/A filed February 2, 2017. The following description of the Series A Preferred Units does not purport to be complete and is qualified in its entirety by reference to the Second Amended and Restated Partnership Agreement, which is incorporated into this report by reference.

The Series A Preferred Units are perpetual and will pay cumulative, quarterly distributions in arrears at an annual rate of 8.0% of the Issue Price, on or prior to the date of payment of distributions on the Common Units. No distributions may be declared or made on any Common Units or junior securities (as defined below) prior to the payment in full of the quarterly distribution on the Series A Preferred Units and any arrearages thereon. In the event of any liquidation, dissolution or winding up of the Partnership’s affairs, whether voluntary or involuntary, holders of the Series A Preferred Units will have the right to receive an amount equal to the liquidation preference of $24.00 per unit, plus any accumulated and unpaid distributions thereon to the date of payment, whether or not declared, before any payments are made to holders of the Common Units or any other securities ranking junior to the Series A Preferred Units with respect to payments of distributions and amounts payable upon any liquidation, dissolution or winding up (“junior securities”).

The Series A Preferred Units are generally convertible, at the option of the Series A Preferred Unit holders, into Common Units after February 2, 2019 at the then applicable conversion rate. As of the Private Placement Closing Date, the conversion rate is one-for-one and will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to the Issue Price divided by the product of (x) the book value per Common Unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per Common Unit on the Private Placement Closing Date.

The Partnership may redeem the Series A Preferred Units at any time between February 2, 2019 and February 2, 2027 at the redemption price applicable on any such redemption date; provided, however, that upon notice from the Partnership to the holders of Series A Preferred Units of the Partnership’s intent to redeem, such holders may elect, instead, to convert their Series A Preferred Units into Common Units at the then applicable conversion rate.

Upon a change of control of the Partnership, the holders of Series A Preferred Units may require the Partnership to redeem the Series A Preferred Units, in cash, at 100% of the Issue Price. In addition, the holders of Series A Preferred Units may cause the Partnership to redeem the Series A Preferred Units on February 2, 2027, at the option of the Partnership, in (i) cash at a price equal to 70% of the Issue Price or (ii) Common Units such that each Series A Preferred Unit receives Common Units worth 80% of the Issue Price (based on the volume-weighted average trading price, as adjusted for splits, combinations and other similar transactions, of the Common Units as reported on the New York Stock Exchange for the 30 trading day period ending on the fifth trading day immediately prior to the redemption date).

At any time following February 2, 2019 and subject to certain conditions, the Partnership may convert the Series A Preferred Units into Common Units at the then applicable conversion rate if the aggregate market value (for 20 trading days out of the 30 day trading period immediately preceding the notice of conversion) of the Common Units into which the then outstanding Series A Preferred Units are convertible, based on the then applicable conversion rate, is greater than 130% of the aggregate Issue Price of the then outstanding Series A Preferred Units.

The Series A Preferred Units have voting rights that are identical to the voting rights of the Common Units, except they do not have any right to nominate, appoint or elect any of the directors of the Partnership’s board (the “Board”), except whenever distributions payable on the Series A Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Series A Preferred Units, together with the holders of any other series of preferred units upon which like rights have been conferred and are exercisable, may replace one of the members of the Board appointed by the general partner of the Partnership with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the preferred units have been paid. The Series A Preferred Units are entitled to vote with the Common Units as a single class so that the Series A Preferred Units are entitled to one vote for each Common Unit into which the Series A Preferred Units are convertible at the time of voting.

The Partnership may issue junior securities in an unlimited amount and parity securities, provided that the aggregate amount of the Series A Preferred Units and the parity securities pro-forma for such issuance, does not exceed 33.33% of the book value of the sum of the Partnership’s then outstanding aggregate amount of parity securities and junior securities (including Common Units). The consent of the holders of Series A Preferred Units will be necessary for the Partnership to issue any (i) senior securities or (ii) parity securities in excess of such pro-forma book value. In addition, the consent of the holders of Series A Preferred Units will be necessary for the Partnership to, among other things, incur additional indebtedness that would result in the Partnership’s total indebtedness exceeding 70% of its total capitalization.

The Series A Preferred Units have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

On the Private Placement Closing Date, the Partnership entered into a registration rights agreement with the holders of the Series A Preferred Units (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Partnership agreed to use commercially reasonable efforts to file a traditional shelf registration statement registering resales of the Common Units underlying the Series A Preferred Units and to have such registration statement declared effective by the Securities and Exchange Commission (“SEC”) by February 2, 2019. In certain circumstances, the holders of the Series A Preferred Units will have piggyback registration rights on offerings initiated by other holders of Common Units, and will have rights to request an underwritten offering as described in the Registration Rights Agreement. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 4.3 hereto and is incorporated into this report by reference.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description

4.1	Assignment and Novation Agreement, dated December 20, 2016, among KNOT Offshore Partners LP, Offshore Merchant Partners Asset Yield Fund, L.P. and OMP AY Preferred Limited

4.2	First Amendment to Series A Preferred Unit Purchase Agreement, dated February 2, 2017, between KNOT Offshore Partners LP and OMP AY Preferred Limited

4.3	Registration Rights Agreement, dated February 2, 2017, between KNOT Offshore Partners LP and OMP AY Preferred Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT: REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: February 2, 2017
	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer

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